ZODIAC EXPLORATION INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of the performance, financial condition and future prospects of Zodiac Exploration Inc. (“Zodiac” or “the Company”). This document should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended December 31, 2012, including the notes thereon, as well as with the Company’s audited consolidated financial statements for the year ended September 30, 2012 and related MD&A. With its head office based in Calgary, Alberta, Canada, Zodiac is primarily engaged in the exploration for, and development of, oil and gas interests in California, USA with some minor assets in Nova Scotia, Canada. Common shares of the Company are listed on the TSX-Venture Exchange under the symbol “ZEX”.

The financial information in this MD&A is derived from the Company’s unaudited interim consolidated financial statements for the three months ending December 31, 2012. All amounts are expressed in Canadian dollars unless otherwise indicated, and prepared in accordance with United States of America generally accepted accounting principles (“US GAAP”).

Additional information about Zodiac and its business activities is available on SEDAR at http://www.sedar.com, EDGAR at http://www.sec.gov/edgar, and at http://www.zodiacexploration.ca

HIGHLIGHTS

During the first quarter of our 2013 fiscal year, Zodiac:

•	Entered into a farm-out agreement with Aera Energy LLC (“Aera”), a large California operator, whereby Aera has acquired the right to earn a 50% interest in approximately 19,600 net acres of Zodiac lands located in Kings County, California by fulfilling its drilling commitments. The first well was spudded under this agreement on February 5, 2013;
•	Partially reconstituted the management team and hired a new CEO;
•	Continued farm-out negotiations;
•	Significantly reduced its G&A before severance costs.
•	Ended the quarter with a cash balance of $20.3 million and a working capital balance of $18.8 million.

OUTLOOK

The Company intends to continue to advance its early stage projects in California through additional exploration activities and hopefully to grow reserves and production. Efforts to find additional joint-venture partners to assist with accelerating these activities are continuing.

In order to take the most advantage of the Company’s significant land base and cash position the board reorganized the Company’s executive group. Mr. Peter Haverson, a current director, was appointed interim Chief Executive Officer in December of 2012. Mr. Haverson received a degree in Mechanical Engineering from the City University, London, UK, and has accumulated over 38 years of varied experience in the oil field, since he started with British Petroleum as a Drilling Engineer in the UK North Sea. During this time he has been involved in many positions gaining experience in all aspects of operations from land wells to offshore wells in both shallow and deep water, comprising relatively simple to more complex HPHT and critical sour operations, in both benign & harsh environments such as the UK North Sea, Canadian Grand Banks, Canadian Arctic, North African & Syrian deserts and offshore Far East. For the last 20 years, he has been employed in increasingly responsible managerial positions running complex high-cost operations, country management, managing an international JV company in Egypt, and latterly as the International & Offshore Drilling Manager for Suncor. During his career, Mr. Haverson has been employed by British Petroleum, Gulf Canada, Lundin Oil, Vanguard Resources, Petro-Canada and Suncor. He was previously a Director of Gallic Energy and Rage Energy and is currently a Director of CYGAM Energy.

Mr. Haverson is looking forward to taking the Company in a new direction that will build on the past and will also consider opportunities to use the Company’s significant asset base to effect positive mergers and acquisitions.

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SUMMARY OF OPERATIONS

During the quarter the Company signed a definitive farm-out agreement with Aera Energy LLC, a large California operator, whereby Aera acquired the right to earn a 50% interest in approximately 19,600 net acres of Zodiac lands located in Kings County, California. Highlights of the agreement are:

o	Under the terms of the Farm-out Agreement, Aera will pay 100% of the cost of two vertical wells and two horizontal wells to be drilled on or adjacent to the Farm-out Lands. The agreement is comprised of two Phases:

o	The initial Phase 1 earning wells (one horizontal and one vertical) will be drilled on the northern portion of the Farm-out Lands. Aera will drill a vertical, test well to an estimated depth of 14,800 feet to the Monterey and Kreyenhagen formations.

o	The initial Phase 2 earning wells (one horizontal and one vertical as in Phase 1 earning wells) will be drilled on adjacent lands, which are controlled by Aera.

o	Zodiac will retain a carried working interest of 12.5% (before payout) and 25% (after payout) in the earning wells.

o	Upon Aera’s fulfillment of its earning obligations under each Phase of the Farm-out Agreement Aera will have earned a 50% working interest in the 9,800 acres associated with the respective phase, Zodiac will have the right to either retain its 50% working interest or convert its working interest to a 3% gross overriding royalty in the Farm-out Lands.

Zodiac continues to engage in discussion with additional, potential joint-venture partners on its other lands located in California. Zodiac has approximately 78,000 net acres in Kings County & Kern County, prior to any earning by Aera under the Farm-out Agreement.

At December 31, 2012, the Company has not yet achieved profitable operations, it has accumulated a deficit of $47.5 million (September 30, 2012 - $46.0 million) since inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development. As at December 31, 2012, the Company’s cash balance was $20.3 million (September 30, 2012 - $20.3 million) generated primarily from financings completed in the fiscal years ended September 30, 2011 and 2010.

Subsequent to the end of the first quarter, the first well under the Aera farm-out agreement was spudded on February 5, 2013.

Also, subsequent to December 31, 2012 the Company exercised its option not to drill on certain option lands south of its core area (the Panther lands). In accordance with the agreement by which it farmed in on these lands approximately 8,000 undeveloped net acres will be re-assigned to the farmor, while approximately 8,000 undeveloped net acres remain under option in this block. The Company has the option to earn these lands by drilling a well on them prior to January 1, 2014. An additional block of option lands to the North of the Company’s core area requires the Company to notify the farmor of its election to drill by March 31, 2013 and to commence drilling the well on them by May 31, 2013. If the Company chooses not to exercise its option to drill, approximately 3,900 undeveloped net acres will not be earned from the farmor. All of these option lands are on the outer edge of the Company’s core area and are not critical to the Company’s present or planned operations.

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Also, subsequent to the end of the first quarter, the Company reported that the former Chief Operating Officer is no longer employed by the Company.  As a result approximately $548 will be paid in the first quarter in severance and accrued vacation amounts.

To date, the Company has no oil and gas revenues and is considered to be in the development stage as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standard’s Codification (“ASC”) 915.

CORPORATE HISTORY AND BACKGROUND

Zodiac is in the pre-production stages of its oil and gas exploration and development program on its land holdings in the San Joaquin basin, California, USA. The Company holds varying working interests in approximately 78,000 net acres in the San Joaquin Basin. The primary target formations in the Jaguar prospect area are characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Monterey, Whepley, Vaqueros and Kreyenhagen formations. Management believes that this acreage position contains a major accumulation of light oil and further believes that through the application of proven and established oilfield drilling, completion and production technologies and methodologies that Zodiac will be able to ultimately prove the commercial productivity of these lands.

On August 19, 2010, Zodiac Exploration Corp. (“Old Zodiac”) entered into an Arrangement Agreement with Peninsula Resources Ltd. (“Peninsula”), and a wholly-owned subsidiary of Peninsula, 1543081 Alberta Ltd., to effect a reverse takeover transaction (“RTO”). Under the Agreement, Old Zodiac amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post-amalgamation was named Zodiac Exploration Corp.). Peninsula was renamed Zodiac Exploration Inc. (TSX-V:ZEX). This transaction was successfully completed on September 28, 2010 and shares of ZEX began trading on October 6, 2010.

Upon completion of the RTO, Old Zodiac shareholders exchanged their shares in Old Zodiac for shares in Zodiac Exploration Inc. on a 1:1.45 basis. Pre-existing warrants, performance warrants and stock options of Old Zodiac remain outstanding until they are exercised, expired, forfeited, or cancelled. Upon exercise of the warrants, performance warrants, or options they will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares. For further information, please refer to OUTSTANDING SHARE DATA below.

SELECTED QUARTERLY FINANCIAL INFORMATION

(All amounts except per share amounts in this table are expressed in thousand)s)

	For the three months ended
	December 31, 2012 $	September 30, 2012 $	June 30, 2012 $	March 31, 2012 $	December 31, 2011 $	September 30, 2011 $	June 30, 2011 $	March 31, 2011 $
Total assets	75,589	76,180	77,506	104,459	106,968	109,198	108,067	72,593
Cash flow used in operating activities	330	4,032	1,153	784	907	2,929	1,077	992
Capital expenditures	404	(899)	1,980	4,604	7,863	10,164	10,487	20,983
Interest income	37	36	66	51	41	100	29	34
General and administrative expenses	1,279	603	1,051	937	1,038	972	1,022	1,016
Foreign exchange loss/(gain)	(55)	(34)	(67)	139	157	(977)	(79)	830
Stock based compensation	264	92	(16)	236	187	310	894	152
Impairment of oil and gas properties	-	-	23,162	-	-	25	-	8,472
Depreciation and accretion	11	144	36	154	6	14	11	10
Net loss	1,462	550	24,319	1,415	1,347	244	1,819	10,446
Per share (basic and diluted)	(0.00)	(0.00)	(0.07)	(0.00)	(0.00)	(0.00)	(0.01)	(0.03)

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period. Compared to the three months ended December 31, 2011, interest was lower principally due to lower cash balances held in the period.

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General and administrative expenses (“G&A”) during the three months ended December 31, 2012 were $1.3 million compared to $1.0 million during the three months ended December 31, 2011. In general, G&A decreased in the first quarter from previous quarters. However, $650,000 accrued in relation to severance amounts resulted in the overall increase. G&A expenses are comprised mainly of salaries, consulting services, legal fees, travel expenditures and office expenses.

Foreign exchange gain during the three months ended December 31, 2012 was $55,000 as compared to a loss of $157,000 for the prior year period. The gain for the 3 months ended December 31, 2012 relates to liabilities and purchases in the quarter being settled at a lower average rate than when the liabilities were incurred.

Stock-based compensation during the three months ended December 31, 2012 was $264,000 (December 31, 2011 of $187,000). The increase in this expense over the same three month period in the prior year is due primarily to the recognition of expense related to options issued in the quarter (three months ended December 31, 2012 – 8,450,000 and three months ended December 31, 2011 – 1,630,000).

CAPITAL EXPENDITURES

A summary of the Company’s Property, Plant and Equipment additions to date are summarized below:

(All amounts in this table are expressed in thousands)	December 31, 2012 $	September 30, 2012 $
Beginning balance	54,465	64,477
Land acquisitions and lease rentals additions	394	3,830
Geology and seismic additions	11	73
Drilling and completions additions	-	9,425
Asset retirement obligation additions	-	(177)
Other fixed assets additions	- - (5)	24 (23,162) (28)
Accumulated depreciation and writedowns
Accumulated Depreciation
Total	54,865	54,465

Since its inception, the Company’s Property, Plant and Equipment additions have been $54.9 million, net of depreciation and impairments (September 30, 2012 - $54.5 million) and the impairment charge taken on its Nova Scotia assets in the quarter ended March 31, 2011.

The capital expenditures during the three months ended December 31, 2012 primarily related to ongoing lease rental costs related to its properties in California.

The impairment in the year ended September 31, 2012 relates to the loss of the mineral lease upon which the 1-10 horizontal well was drilled. This lease contained continuous drilling obligations that required Zodiac to spud a new well by June 4, 2012. It was determined that additional expenditures on this lease and wellbore would not be in the Company’s best interest and accordingly, an impairment write-down of $23.2 million was recognized.

During the three month period ended December 31, 2012, the Company had minimal reclamation activities in the Windsor Basin in Nova Scotia.

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LIQUIDITY & CAPITAL RESOURCES

As of December 31, 2012 the Company had positive working capital of $18.8 million (September 30, 2012 - $20.4 million). The Company had $20.4 million in cash, generated through warrant exercises and equity financings in 2011 and 2010, less expenditures to December 31, 2012.

Zodiac’s revenue is incidental to its operations and is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments. Zodiac invests the short-term investments with a major Canadian financial institution. Zodiac has no outstanding bank debt or other interest-bearing indebtedness as at December 31, 2012.

In connection with the RTO of Peninsula, escrow conditions were imposed on the shareholders of Old Zodiac. The final escrow release date occurred on October 5, 2011 and, excluding the common shares held by principals, which are subject to TSX escrow restrictions, 100% of the remaining restricted shares are now available for trading.

During the three months ended December 31, 2012 and up to the date of this MD&A, the Board of Directors of the Company approved the issuance of 8,450,000 options to officers, directors, employees and consultants.

In 2012, the Company initiated a process to find joint-venture partners to continue the development of its California assets. During the quarter ended December 31, 2012 the Company signed a definitive farm-out agreement with a large California operator whereby the operator has acquired the right to earn a 50% interest in approximately 19,600 net acres of Zodiac lands located in Kings County, California. Under the terms of the Farm-out Agreement, the operator will pay 100% of the cost of two vertical wells and two horizontal wells to be drilled in two phases on or adjacent to the Farm-out Lands. As a result, the Company does not anticipate spending its own capital resources on drilling on these lands in the next fiscal year. Therefore, its capital resource requirements will be much reduced in 2013. Management believes that through existing cash it will have adequate funding to support the Company’s general operations and capital expenditure programs to the end of its 2013 fiscal year and beyond.

The Company commenced operations on its initial evaluation well on December 25, 2010, and as of the date of this MD&A has completed and tested it. This first well has satisfied the Company’s obligations to earn its interest in its core Jaguar lands. Associated with these Jaguar lands were additional option lands (the Hawk lands) immediately adjacent and to the North of the Company’s core lands. In order for the Company to earn its working interest in the Hawk lands it will needs to advise the farmor by March 31, 2013 of its intent to drill on these option lands and to spud a well on said lands by May 31, 2013. Another Farm-out Agreement was entered into on November, 1, 2011 covering a tract of lands (the Panther block comprising the Kettleman Prospect & the East Prospect) located adjacent to and south of the Company’s core Jaguar lands. Under this agreement the Company was assigned 90% of the lands and has the option to retain the lands by drilling one well on one of the two Prospects by January 1, 2013 and a second well on the other Prospect by January 1, 2014. The Company chose not to exercise its option to drill to meet the January 1, 2013 requirement and accordingly approximately 8,000 net acres will be re-assigned to the farmor within the next quarter. The option lands are on the edge of the Company’s core Jaguar lands and are not critical to the Company’s operations or current plans. However, the company is continuing its search for Joint-venture partners and will attempt to meet the remaining requirements in these none-core areas through farmout arrangements rather than through the use of its own capital resources.

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual, average, basic rent obligation is $110,000 payable in monthly installments of $9,000. In addition to the basic rent, additional costs are payable monthly, and includes the Company’s proportionate share of all building operating costs and taxes.

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The Company holds a five-year lease for its office space in Bakersfield, California commencing July 1, 2012. The annual, average, basic rent obligation will be US$77,000 per annum, payable in average monthly installments of USD$6,000. In addition, to the basic rent, additional costs are payable monthly, and includes the Company’s proportionate share of all building operating costs and taxes.

Zodiac assesses its financing requirements and its ability to access equity or debt markets on an ongoing basis. This assessment considers: the stage and success of the Company’s evaluation activities to date; the continued participation of the Company’s partners in evaluation activities; and financial market conditions.

The Company’s intent is to fund the acquisition of mineral and surface rights, the initiation of exploration activities including acquisition of seismic data, and the drilling, completion and tie-in of oil and gas wells through equity issues and farm-out agreements and eventually operating cash flow and borrowing base loans.

Zodiac will continue to maintain financial flexibility and monitor its financing requirements along with its ability to access the equity markets. It is possible that future economic events and global conditions may result in further volatility in the financial markets, which could negatively impact Zodiac’s ability to access equity or debt markets in the future. Any inability to access equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Zodiac’s financial condition, results of operations and prospects. Further discussion of these risks may be found in the “Business Risks and Uncertainties” section of this MD&A

TRANSACTIONS WITH RELATED PARTIES

An officer of the Company is a partner in a firm that provides legal advice to the Company. In the quarter ended December 31, 2012 $89,579 was charged to the Company by said firm (2011 - $12,979).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the Unites States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, related disclosure of contingent assets and liabilities and oil and gas properties. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements. Below, we have provided expanded discussion of our more significant accounting policies, estimates and judgments for our financial statements. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements.

The Company views the following estimates as critical:

Income Tax

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

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Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Costs capitalized are to be depleted and amortized on a cost-centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers. In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred. Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling and exploration activities. The Company’s decision to withhold costs from amortization and the timing of the transfer of those costs into the depreciating asset base involve significant judgment and may be subject to changes over time based on several factors, including drilling plans, availability of capital, project economics and results of drilling on adjacent acreage. During the period there has been nil production, and a depletion expense was not recognized.

Costs capitalized are periodically assessed for impairment after considering geological data and other information. A loss is recognized at the time of impairment by providing an impairment allowance.

As at December 31, 2012, the Company had oil and gas properties with a net book value of $54.9 million (September 30, 2012 - $54.5 million) included in Property, Plant and Equipment on the balance sheet. During the three months ended December 31, 2012, management considered whether events occurred or conditions existed, as at period end, that would indicate that net carrying amounts would not be recoverable from estimated future cash flows. Management has determined that, other than those amounts already claimed in prior periods, there was no additional asset impairment in the quarter.

Future Development and Abandonment Costs

The Company recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing. The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense. Asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred. Any settlements are charged to income in the period of settlement. Holding all other factors constant, if our estimate of future abandonment and development costs is revised upward, earnings would decrease due to higher depletion, depreciation & accretion expense. Conversely, should these estimates be revised downwards, earnings would increase.

The Company develops estimates of these costs on a location-by-location basis, and as these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment. We review our assumptions and estimates of future development and future abandonment costs on an annual basis.

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Revenue Recognition

Revenue from the sale of petroleum and natural gas is recorded on a gross basis when title passes to an external party, and is recognized based on volumes delivered to customers at contractual delivery points, and when the significant risks and rewards of ownership have been transferred to the buyer and collectability is reasonably assured.

As at June 30, 2012, the Company has not recognized revenue from the sale of petroleum and natural gas as commercial production has not yet occurred, other than incidental production from testing that is net against capital costs.

Stock-based Compensation

The Company records compensation expense in the consolidated financial statements for stock options granted to employees, consultants and directors using the fair-value method. Fair-values are determined using the Black-Scholes option pricing model, which is sensitive to the estimate of stock price volatility and the options’ expected life. During the quarter, the Company determined that a higher forfeiture and volatility rate would provide a better estimate of value based on estimates of future volatility and forfeiture rates. The volatility and forfeiture rates used at December 31, 2012 were 146.96% and 27.76%, respectively (December 31, 2011 71.11% and 1.94%).

Financial Instruments

The fair-values of financial instruments, which include cash and cash equivalents, other receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their impact, if any, on the consolidated financial position, results of operations, and cash flows of the Company. Based on its review, the Company does not believe that any of the proposed accounting standards will have a significant impact on its financial position, results of operations, or cash flow.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligation under a variable interest equity arrangement.

OUTSTANDING SHARE DATA

Authorized capital:

Unlimited number of common shares with voting rights.

Unlimited number of preferred shares, issuable in series.

Issued and outstanding as of the date of this MD&A:

-	359,635,408 common shares.
-	0 preferred shares.

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Warrants outstanding as of the date of this MD&A:

-	24,445,706 with an exercise price of $0.414. 12,325,008 expire on March 17, 2015, 11,088,539 expire on April 1, 2015 and 1,032,159 expire on April 9, 2015.

BUSINESS RISKS AND UNCERTAINTIES

The Company is subject to various risks and uncertainties, including, but not limited to, those listed below:

Oil and Gas Exploration and Development

The oil and gas industry is extremely competitive in all aspects including the acquisition of oil and gas interests, the marketing of oil and natural gas, and acquiring or gaining access to necessary drilling equipment, services and supplies. Zodiac competes with numerous other companies in the search for and acquisition of prospective oil and gas plays.

Zodiac is subject to all risks and hazards inherent in the business involved in the exploration for, and the acquisition, development, production and marketing of oil and natural gas. Many of these inherent risks cannot be compensated for, even with the combination of experience, knowledge and careful planning of a competenttechnical team. The risks and hazards typically associated with oil and gas operations include equipment failure, fire, explosion, blowouts, sour gas releases, pipeline ruptures and oil spills, each of which could result in substantial damage to oil and gas wells, production facilities, other property, the environment or personal injury.

In addition, inherent risks include the lack of certain sub-surface geological and geophysical and reservoir parameters, the presence of which are often times required and consistent with a sub-surface accumulation of hydrocarbon substances.

Capital Requirements

To finance future operations, Zodiac may require financing from external sources including, but not limited to, issuance of common or preferred shares, issuance of debt or implementation of working interest farm-out agreements. There can be no assurance that such financing will be offered on acceptable terms, or that it will be available at all to the Company. If additional financing is raised through the issuance of equity or convertible debt securities, control of the Company may change and the interests of shareholders in the net assets of Zodiac may be diluted. If unable to secure financing on acceptable terms, Zodiac may have to cancel or postpone certain of its planned exploration and development activities, which may ultimately lead to Zodiac’s inability to fulfill the minimum work obligations under various farm-in agreements, and potentially to the forfeiture of existing land holdings. Availability of capital will also directly impact the Company’s ability to take advantage of additional farm-in and acquisition opportunities.

Operations

Zodiac’s largest land position relates to the oil and gas projects located in Kings & Kern Counties, California, USA, which is currently its primary focus. Uncertainties include, but are not limited to: a change in the general regulatory environment; a change in environmental protection policies; or a change in taxation policies. In addition, the Company leases land from various leasors on a fixed term basis, there is no guarantee that the Company will be able to renew such leases when they become due for renewal. These uncertainties, all of which are beyond the Company’s control, could have a material adverse effect on Zodiac’s business, prospects and results of operations. Zodiac will require licenses or permits from various governmental authorities to carry out future exploration, development and production activities. There can be no assurance that Zodiac will be able to obtain all necessary licenses and permits when required.

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Uncertainty of Title

Although Zodiac conducts a thorough title review prior to acquiring additional acreage in its areas of interest, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise that may call into question Zodiac’s interest in its land holdings. Any uncertainty with respect to one or more of Zodiac’s leasehold interests could have a material adverse effect on the Company’s business, prospects and results of operations.

Foreign Operations

Zodiac operates in the United States and consequently, if legal disputes arise related to oil and gas leases acquired by Zodiac, these disputes would likely be subject to the jurisdiction of courts other than those of Canada.

Operational Uncertainties

In carrying out its planned exploration program, Zodiac is subject to various risks including, but not limited to: the availability of equipment, manpower and supplies; the effects of weather on drilling and production; and operating in an environmentally responsible fashion.

The Company mitigates these business risks by: working with qualified operators and/or operating the majority of properties to control the amount and timing of capital expenditures; restricting operations to areas where locations are accessible, operating and capital costs are reasonable and on-stream times are shorter; drilling wells in areas with multiple, high-deliverability zone potential; striving to maintain cost-effective operations; relying on third-party competence; using current technology to maximize production and recoveries, and reduce operating costs and environmental impacts; and maintaining memberships in industry organizations.

Dependence on Management

The Company strongly depends on the technical and business expertise of its management team and there is little possibility that this dependence will decrease in the near term. The directors of the Company are taxed with ensuring that the management team has the required skills and expertise, and will from time-to-time make changes in the management team to better align it with the Company’s goals and objectives. An unplanned, unexpected loss of any member of the management team may have a material adverse impact on the operations of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements, and accompanying Management’s Discussion and Analysis.

The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures, and internal control over financial reporting; as defined in NI 52-109, as there are inherent limitations on the ability of certifying officers of a venture issuer to design and implement the above-mentioned controls on a cost-effective basis.

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FORWARD-LOOKING STATEMENTS

Certain information contained herein may constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities laws, including the Company's future plans and operations set forth under the "Outlook" heading; management’s belief that the Company’s acreage position contains a major accumulation of light oil and that the prospectivity and potential for such lands; and, the potential source and nature of the future funding requirements of the Company. Forward-looking statements look into the future, and provide an opinion as to the effect of certain events and trends on the business.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made.  Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. Such risks include, but are not limited to; operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, existence or acquisitions of reserves and resources, undeveloped lands, skilled, competent personnel and supplies; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in finding, developing and producing resources and reserves and the additional risks set forth under the heading “Risk Factors” in the Company’s annual information form for the year ending September 30, 2012 dated November 27, 2012 and available under the Company’s SEDAR profile at www.sedar.com.

The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change except as may be required by applicable securities laws.

The material assumptions that were applied in making the forward-looking statements in this MD&A include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company, or if new information arises, which makes it prudent to change such plans; and execution of the Company’s plans to seek out additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources; and, that management has made the correct interpretation and assessment of the seismic and other exploration data in respect of its acreage position and that assuming such correct interpretation has been made, that anticipated resources will be able to be commercially developed.

Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities Commissions in certain Provinces of Canada and the Securities and Exchange Commission.

Additional information about Zodiac and its business activities is available on SEDAR at http://www.sedar.com, EDGAR at http://www.sec.gov/edgar, and at http://www.zodiacexploration.ca.

DATE

This MD&A is dated February 26, 2013.